02038187

P.E 5-1-02

0-18701

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ________________________________ May 2002

POLYMET MINING CORP.

(Name of Registrant)

13949 West Colfax Avenue, Building 1, Suite 205. Golden Colorado 80401
(Address of principal executive offices)

1. Press Release dated May 16, 2002, Non-Brokered Private Placement.

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Polymet Mining Corp. – SEC File No. 0-18701
(Registrant)

Date: May 16, 2002 By "Charles Andrews"
Charles R. Andrews, CFO and Controller

PolyMet Mining Corporation

13949 West Colfax Avenue
Building One, Suite 205
Golden, Colorado 80401

Telephone: (303) 233-4830 **Toll Free: (877) 233-4831**
email: ir@polymetmining.com **Fax: (303) 233-4832**

NEWS RELEASE (02-2) SEC FILE #0-18701

Contacts: Charles R. (Buck) Andrews, CFO & Controller
(877) 233-4831

Warren F. Hudelson, Public Affairs Representative
(218) 245-3634

For Immediate Release

PolyMet Announces a Non-Brokered Private Placement

GOLDEN, COLORADO—**May 16, 2002—POLYMET MINING CORP.** (TSX:POM, OTCBB:POMGF) has been offered a private placement in the amount of US$20,000.00 from a major shareholder, George Molyviatis of Athens, Greece, to purchase 284,727 units at Cdn$0.11. Each unit consists of one common share and one common share purchase warrant, each warrant entitling the buyer to purchase one additional share at Cdn$0.15 in the first year, Cdn$0.16 in the second year, and Cdn$0.18 in years three through five. The proceeds of the placement will be used for administrative expenses while the Company identifies a suitable joint venture partner or arranges financing to advance the NorthMet and Marathon projects.

The shares issued to Mr. Molyviatis would increase his current shareholdings to 3,977,850 shares, or 12.1% of the current outstanding shares of 32,942,253 after the placement. With Mr. Molyviatis' 3,713,650 warrants (284,727 private placements warrants and current warrant holdings of 3,428,923) counted on a fully diluted basis, Mr. Molyviatis would hold 7,691,500 shares of an outstanding 36,655,903 or 21%. **Therefore, as required under TSX policy 4.1 Section 1.10, shareholder approval of this private placement will be sought at the Company's Annual General Meeting on July 11, 2002, because the private placement will result in a "change in control" of PolyMet Mining Corp. as defined by TSX policy.** Voting information will be included in the Proxy materials. If approved by the shareholders, the private placement is subject to regulatory approval.

PolyMet Mining Corp. is a Golden, Colorado-based exploration and development company. Its primary assets are the NorthMet polymetallic deposit located in northeastern Minnesota and the Marathon PGM deposit located near Marathon, Ontario.

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